UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dow, Stephen M.
   Two Galleria Tower
   1345 Noel Road, Suite 1670
   Dallas, Texas  75240
   USA
2. Issuer Name and Ticker or Trading Symbol
   Corsair Communications, Inc
   ("CAIR")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/30/|J   | |714,115(1)        |D  |           |714,114            |I     |(2)                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/30/|J   | |27,901(1)         |A  |           |27,901             |I     |Family Trust(3)            |
                           |99    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options (Right t|        |     |    | |           |   |(4)  |05/20|Common Stock|7,500  |$12.00 |7,500       |D  |            |
o Buy)                |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) This transaction represents a distribution of shares of common stock from Sevin Rosen Fund IV L.P. to its partners ("Distributed Shares"), and the subsequent distribution of Distributed Shares received by SRB Associates IV L.P. to its partners.
(2) Represents shares beneficially owned by Sevin Rosen Fund IV L.P. The Reporting Person is a general partner of SRB Associates IV L.P. which
is the general partner of Sevin Rosen Fund IV L.P.   The Reporting Person
disclaims beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the shares of stock held by Sevin Rosen Fund IV L.P. except to the extent of his proportionate partnership interest
therein.
(3) These shares are held by The Dow Family Trust, of which Mr. Dow and his spouse are trustees and he and members of his immediate family are beneficiaries.
(4) The stock option is immediately exercisable in full, but shares purchased pursuant to such option are subject to repurchase by the issuer at the option exercise price, if the reporting person's service as a director is terminated prior to the time the reporting person has a vested interest in the shares subject to the option. Commencing on May 21, 1997, and continuing monthly thereafter for a period of 36 months, the reporting person will vest each month in 208 shares subject to the option.
SIGNATURE OF REPORTING PERSON
/s/ Stephen M. Dow
DATE
December 10, 1999